BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the general market that it received, on December 6, 2018, a notice from VDQ Holding S.A. (“VDQ”) regarding a request for the termination of the Shareholders' Agreement of Minerva S.A. ("Minerva"), entered into between VDQ and BRF on November 1st, 2013 and amended for the first and single time on December 22, 2015 ("Shareholders' Agreement").

Among other provisions, the Shareholders' Agreement provides that VDQ may early terminate it, by means of a notice to BRF, in case the total number of BRF's bound shares in relation to the total capital stock of Minerva becomes less than 6% (six percent).

Considering that BRF did not subscribe the capital increase proposed at Minerva’s Extraordinary Shareholders’ Meeting held on October 15, 2018, and after the ratification of the referred capital increase by Minerva’s Board of Directors, in a meeting held on December 20, 2018, BRF's participation in Minerva's capital stock will decrease to 4.04% (four integers and four hundredths percent), which is lower than the minimum established in the Shareholders' Agreement for its maintenance.

Therefore, considering that VDQ took the measures stablished in the Shareholders’ Agreement to notify BRF about the termination of the Shareholders’ Agreement, as of December 21, 2018, the Shareholders’ Agreement is hereby terminated, for all purposes and effects.

BRF clarifies that it does not foresee impacts on its operations due to the termination of this Shareholders’ Agreement.

São Paulo, December 21, 2018.

Elcio Ito

Chief Financial and Investor Relations Officer